Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the Years Ended December 31,
(all dollar amounts in thousands)	2008	2007	2006	2005	2004
Earnings:
Pre-tax (loss) income from continuing operations before adjustment for income or loss from equity investees	$(93,414)	$(63,938)	$(11,229)	$(37,660)	$2,638
Amortization of interest capitalized	3,100	3,392	3,252	2,709	2,678
Interest capitalized	(25,032)	(27,105)	(17,063)	(9,586)	(6,907)
Distributed income of equity investees	13,344	13,207	9,370	3,942	—
Preference security dividend requirements of consolidated subsidiaries	(7,251)	(7,250)	(7,250)	(7,251)	(7,493)
Fixed charges	107,253	130,246	158,676	155,029	97,803

Total earnings	$(2,000)	$48,552	$135,756	$107,183	$88,719

Fixed Charges:
Interest expense	69,951	89,105	127,779	132,493	79,136
Capitalized interest	25,032	27,105	17,063	9,586	6,907
Debt costs amortization	5,019	6,786	6,584	5,699	4,267
Distributions to Series B preferred unitholders	7,251	7,250	7,250	7,251	7,493

Total Fixed Charges	$107,253	$130,246	$158,676	$155,029	$97,803

Distributions to Series A, Series C, Series D and Series E preferred shareholders	8,773	13,439	20,902	22,391	14,781

Combined Fixed Charges and Preferred Share Distributions	$116,026	$143,685	$179,578	$177,420	$112,584

Ratio of Earnings to Fixed Charges	(a )	(a )	(a )	(a )	(a	)

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b )	(b )	(b )	(b )	(b	)

a)	For the years ended December 31, 2008, 2007, 2006, 2005 and 2004, the aggregate amount of fixed charges exceeded our earnings by approximately $109.3 million, $81.7 million, $22.9 million, $47.8 million and $9.1 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years presented is impacted by the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2008 is also due to the $91.4 million non-cash impairment charge related to the Company’s for-sale residential business and certain development projects. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2007 is also due to the $43.3 million non-cash impairment charge related to the Company’s for-sale residential business. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2005 is also impacted by amortization of intangible assets acquired in the Cornerstone merger.

b)	For the years ended December 31, 2008, 2007, 2006, 2005 and 2004 the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $118.0 million, $95.1 million, $43.8 million, $70.2 million and $23.9 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all periods presented is impacted by the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2008 is also due to the $91.4 million non-cash impairment charge related to the Company’s for-sale residential business and certain development projects. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2007 is also due to the $43.3 million non-cash impairment charge related to the Company’s for-sale residential business. For the year ended December 31, 2005, the deficiency is also a result of the Company recording amortization expense of approximately $42.0 million related to intangible assets acquired in the Cornerstone merger.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.